UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
001-08182
NOTIFICATION OF LATE FILING

CUSIP NUMBER
723664108

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR
For Period Ended: June 30, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Pioneer Energy Services Corp.
(Full Name of Registrant)

(Full Name of Registrant)

1250 N.E. Loop 410, Suite 1000
(Address of principal executive offices)

San Antonio, Texas 78209
(City, State and Zip Code)

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pioneer Energy Services Corp. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 (the “Quarterly Report”). The Company has determined that it is unable to file its Quarterly Report within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

The continued outbreak of, and local, state and federal governmental responses to, the coronavirus (“COVID-19”) pandemic have continued to limit access to the Company’s facilities by the Company’s financial reporting and accounting staff, as well as other advisors involved in the preparation of the Quarterly Report, led to communications and similar delays among such persons and impacted the Company's ability to fulfill required preparation and review processes and procedures with respect to the Quarterly Report.

In addition, as reported in the Company’s Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 2, 2020, on May 29, 2020, the Company emerged from Chapter 11 bankruptcy. Due to the demands associated with the Company’s emergence from bankruptcy, including the implementation of fresh-start accounting and related activities, the Company’s management needs more time to prepare, review and evaluate the Company’s financial statements and Quarterly Report disclosures. The Company expects to file the Quarterly Report within the five-day extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lorne E. Phillips	855	884-0575
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    Yes  ☒    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                        Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the fiscal period ended June 30, 2020 will not be comparable to the corresponding prior year period due to the Company’s emergence from Chapter 11 bankruptcy, including the impact of the related financing transactions and the application of fresh-start reporting, and the impact of the COVID-19 pandemic.
As discussed in Part III, the Company has emerged from Chapter 11 bankruptcy and, as a result, has applied fresh start accounting. Accordingly, the Company's results of operations after May 31, 2020 are not comparable to its results of operations prior to that date. In connection with the emergence from bankruptcy proceedings and the application of fresh start accounting, the Company will record a significant reorganization gain and a significant fresh start accounting adjustment to reduce the carrying values of its assets and liabilities to fair value.

Additionally, the Company has been adversely impacted by the COVID-19 pandemic, resulting in total revenues that are significantly lower and loss from operations that is significantly higher for the six months ended June 30, 2020 as compared to the corresponding period in 2019.

The Company is in the process of finalizing fresh start reporting adjustments and currently expects to report a combined pre-tax net loss of approximately $65 million for the Predecessor and Successor periods comprising the six months ended June 30, 2020, as compared to $26.3 million of pre-tax loss for the six months ended June 30, 2019.

The foregoing statements are based on the Company's current expectations as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to materially differ.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this Form 8-K that express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements made in good faith that are subject to risks, uncertainties and assumptions. These forward-looking statements are based on our current beliefs, intentions, and expectations. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, future events or performance (often, but not always identifiable by the use of the words or phrases such as “will result,” “expects to,” “will continue,” “anticipates,” “plans, “intends,” “estimated,” “projects,” and “outlook”) are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in these forward-looking statements. Our actual results, performance or achievements could differ materially from those we express in the foregoing discussion as a result of a variety of factors, including the effects of our bankruptcy on our business and relationships, the concentration of our equity ownership following bankruptcy, the application of fresh start accounting, and the effect of the coronavirus (COVID-19) pandemic on our industry. We have discussed many of these factors in more detail in our Annual Report on Form 10-K for the year ended December 31, 2019, as amended by Form 10-K/A for the year ended December 31, 2019, and in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, including under the heading “Risk Factors” in Item 1A. These factors are not necessarily all the important factors that could affect us. Other unpredictable or unknown factors could also have material adverse effects on actual results or matters that are the subject of our forward-looking statements. All forward-looking statements speak only as of the date on which they are made and we undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise. We advise readers that they should (1) recognize that important factors not referred to above could affect the accuracy of our forward-looking statements and (2) use caution and common sense when considering our forward-looking statements.

Pioneer Energy Services Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2020	By:/s/ Lorne E. Phillips
Lorne E. Phillips
Executive Vice President and Chief Financial Officer